UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidates nominated by the controlling shareholder

for the Boards of Directors and Fiscal Council

Rio de Janeiro, March 26, 2018—Petróleo Brasileiro SA—Petrobras, under the terms of the OFÍCIO-CIRCULAR / CVM / SEP / Nº 02/2018, announces the names of the candidates indicated by the controlling shareholder, represented by the Federal Government to Board of Directors (CA) and Fiscal Council (CF), whose elections will take place at the Annual General Meeting of April 26, 2018.

The controlling shareholder is indicating the following candidates:

Name of Applicant	Position to Apply
Luiz Nelson Guedes de Carvalho	President of CA
Pedro Pullen Parente	Member of the CA
Francisco Petros Oliveira Lima Papathanasiadis	Member of the CA
Segen Farid Estefen	Member of the CA
José Alberto de Paula Torres Lima	Member of the CA
Clarissa de Araújo Lins	Member of the CA
Ana Lucia Poças Zambelli	Member of the CA
Jerônimo Antunes	Member of the CA
Marisete Fátima Dadald Pereira	Member of the CF (holder)
Agnes Maria de Aragão da Costa	Member of CF (alternate)
Eduardo Cesar Pasa	Member of the CF (holder)
Mauricyo José Andrade Correia	Member of CF (alternate)
Adriano Pereira de Paula	Member of the CF (holder)
José Franco Medeiros de Morais	Member of CF (alternate)

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Attached, the curriculum vitae of the candidates indicated.

ATTACHMENT:

BOARD OF DIRECTORS

Luiz Nelson Guedes de Carvalho—PhD in Accounting and Controlling from FEA / USP, where he teaches as “Senior Professor”. Specialist in litigation involving issues of Corporate Accounting, International Accounting, Risk Management and Auditing. Member of the Boards of Directors of B3 SA (formerly BM & F BOVESPA—Stock Exchange and Stock Exchange of São Paulo), of Cia. Brasileira de Distribuição CDB—a company of the Pão de Açúcar-GPA Group (a company listed in Brazil and USA) and Petrobras and the Audit Committees of B3 SA and CBD. Independent member of the Sustainability Committee of B3 S.A. He acts as co-arbitrator at the Brazil-Canada Chamber of Commerce (São Paulo) and the International Chamber of Commerce (Paris). Member of the Fiscal Council of the NGO Amazonas Sustainable Foundation—FAS, and of the Curator Council of the Foundation for Accounting, Actuarial and Financial Research—FIPECAFI. Consultant of the Accounting Pronouncements Committee CPC. He was Independent Auditor (1965-1990), Director of the CVM (1990-1991) and Central Bank (1991-1993). Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

Pedro Pullen Parente - economist. He began his career in the public service at Banco do Brasil in 1971 and in 1973, he was transferred to the Central Bank, in both cases by public tender. He was a consultant to the International Monetary Fund and public institutions in the country, including Secretaries of State and the National Constituent Assembly of 1988, having worked in various positions in the Government economic area. He was Minister of State (1999-2002), and was the coordinator of the transition team of the Government of President Fernando Henrique Cardoso to President Lula. During this period, he served as President of the Energy Crisis Management Chamber of 2001/2002. He was a member of the Board of Directors of Petrobras from March 24, 1999 to December 31, 2002, having taken office as Chairman of the Board of Directors of Petrobras on March 25, 2002. From 2003 until 2009 he was Executive Vice President (COO) of the RBS Group. He was President and CEO of Bunge Brasil from January 2010 to April 2014. He has been Chairman of the Board of Directors of B3 since March 2015. He has been President of Petrobras since May 2016. Dependent director according to the criteria set forth in Article 18, §6 and Article 43, paragraph 4 of the Company’s Bylaws.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Francisco Petros Oliveira Lima Papathanasiadis - lawyer specializing in the corporate area, corporate governance and capital market by Mackenzie University and an economist graduated from the Pontifical Catholic University of São Paulo, post-graduate in finance (MBA) by the Brazilian Institute of Capital Markets ( 1ª Turma- 1987). He worked for 25 years in the areas of asset management and corporate finance, having solid knowledge of portfolio management and regulation of financial products. He was president of APIMEC-SP, which brings together investment analysts from the Brazilian capital market and the Capital Market Analysts Supervisory Board, set up by the Brazilian Securities and Exchange Commission (CVM). Currently, as well as being an independent member of Petrobras’ Board of Directors and Chairman of the Company’s Nomination, Compensation and Succession Committee, he is Vice-Chairman of the Board of Directors of BR Foods and Coordinator of the Statutory Audit Committee of Petrobras. He was also a member of the Board of Directors of Petrobras Distribuidora (BR) between May 2015 and April 2016. Independent director according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

Segen Farid Estefen - Professor of Ocean Structures and Subsea Engineering at COPPE, Federal University of Rio de Janeiro, where he is currently the Coordinator of the Submarine Technology Laboratory. He was Director General (1998-2001) and Director of Technology and Innovation (2007-2013) of COPPE and Superintendent Director of the Coppetec Foundation (2009-2013). He is a member of the Advisory Board of the Division of Ocean, Offshore and Polar Engineering of the American Society of Mechanical Engineers (ASME), Fellow of the British Society of Underwater Technology (SUT) and member of the National Academy of Engineering. Co-author of the Intergovernmental Panel on Climate Change Report on Renewable Sources of Energy. He has been a member of the Boards of Directors of Petrobras and Petrobras Distribuidora since April 2015. Civil Engineer by the Federal University of Juiz de Fora, M.Sc. Ocean Engineering by COPPE / UFRJ, Ph.D Civil Engineering by Imperial College London and Post- doctorate at Norwegian University of Science and Technology. He is a visiting professor at China University of Petroleum. He has more than 200 articles published in international congresses and journals. He acted as technical consultant for oil and gas companies, electric power, transportation and defense. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

José Alberto de Paula Torres Lima—has been operating for 30 years in the energy industry. Graduated in Civil Engineering from the Federal University of Rio de Janeiro and an MBA in Business Administration from COPPEAD / RJ, Mr. Lima also carried out post-graduate programs in France and the United States. Previously, he was a board member of the Houston Grand Opera and the ACC American Chemistry Council. With a 27-year career at Shell, he held positions in Brazil and abroad. He served as Vice President of Shell Chemicals NBD and Ventures from 2012 until May 2016, Vice President of LNG, Shell Upstream Americas—Houston Gas and Wind Monetization from 2009 to 2012, Shell US Gas & Power 2002 to 2006, M & E Projects Leader at Shell International Gas—London 2001 and 2002, and Finance and Corporate Planning Manager from 1989 to 1996, when he joined Shell Brazil. Currently, he is a member of the Board of Directors of Prumo Logística. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Clarissa de Araújo Lins - founding partner of Catavento, a consulting firm specializing in strategy and sustainability. Her performance stands out for the mapping of global trends, strategic vision and articulation with relevant actors, with emphasis on the impact of energy transition and climate change in business. In addition, Clarissa is executive director of the Brazilian Institute of Petroleum, Gas and Biofuels –IBP (April 2016) and an independent member of Vale’s Sustainability Committee, a statutory body advising the Board of Directors (May / 2017). She is also a fellow of the Energy and Infrastructure Centers of the Brazilian Center for International Relations—CEBRI (July / 2017). Clarissa was a member and chair of the independent external committee of Royal Dutch Shell (2012-2015)—External Review Committee, focusing on sustainability and long-term strategy. Clarissa was Executive Director of the Brazilian Foundation for Sustainable Development—FBDS, where she led the corporate sustainability area (2004/2013). At Petrobras, she was executive manager of Corporate Strategy and adviser to the president (1999/2002), when she led the Company’s strategic planning process. She was special adviser to the Presidency of the National Development Bank—BNDES (1995/99) and adviser to the economic team in the Ministry of Finance (1993/1994), during the preparation of the Real Plan. She was also a member of the Board of Directors of Grupo Technos’ holding company (2008/2011). She took the training course for IBGC (2015) board members. Clarissa is an economist from the Pontifical Catholic University of Rio de Janeiro—PUC Rio, with a master’s degree in economics from the same university. Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

Ana Lucia Poças Zambelli - holds a degree in mechanical engineering from the Federal University of Rio de Janeiro, a master’s degree in petroleum engineering from Heriot Watt University (Scotland) and a postgraduate degree in Leadership, Strategic, Innovation and Technology from the MIT-Massachusetts Institute of Technology ( USA). She served as a member of the Alcoa Latin America Board of Directors (2012 to 2014), as Senior Commercial Vice President of Maersk Drilling (2015 to 2017), Vice President of Underwater Operations, President of South America at Transocean (2012 to 2015) and President Brazil at Schumberger (2007-2011). Independent Board Member according to the criteria set forth in Article 18, Paragraph 6 and Article 43, Paragraph 4 of the Company’s Bylaws.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Jerônimo Antunes - Accountant, Graduate in Accounting and Business Administration and Master and PhD in Controllership and Accounting at FEA-USP is a member of the Board of Directors of Petrobras and Petrobras Distribuidora, President of Petrobras Audit Committees and Petrobras Distribuidora e , currently holds the positions of Professor-Doctor of the undergraduate course in Accounting Sciences of FEA / USP; Independent member of the Board of Directors and Coordinator of the Audit Committee of the Basic Sanitation Company of the State of São Paulo—Sabesp, a public company listed on the NYSE, in the water treatment and distribution business; member of the auditing committees of Paranapanema S.A. and of the State Development Agency of São Paulo—Develops SP. He has taught several MBA and specialization courses in Accounting, Auditing, Finance and Business Management at FIPECAFI-USP, FIA-USP, UFC and other higher education institutions. He acted as Independent Auditor of large, medium and small companies for more than 30 years. He also acts as Expert-Accountant and Expert-Accountant Technical Assistant in various disputes, in the Arbitration and Mediation Chambers of CIESP-FIESP, OAB and Brazil-Canada Chamber of Commerce and in the Judiciary since 2005. Independent adviser according to the criteria in Article 18, paragraph 6 and Article 43, paragraph four of the Company’s Bylaws.

FISCAL COUNCIL

Marisete Fátima Dadald Pereira. She has been a member of the Fiscal Council of Petrobras since 2011 and currently holds the position of head of the Special Advisory for Economic Affairs of the Ministry of Mines and Energy, a governmental entity, since August 2006, where he has held the position of special adviser to the Minister of Mines and Energy from August 2005 to July 2006. His main professional experiences include: (i) Superintendent of the Economic and Financial Department of Eletrosul Centrais Elétricas SA from 1987 to 2005; and (ii) Accounting and Tax Specialist of the Accounting and Fiscal Counsel David Rafael Blochtein, accounting advisory company, from 1973 to 1987. He is a accountant, graduated from Vale do Rio dos Sinos University, and holds a postgraduate degree in Accounting University of the Itajaí Valley; in Audit and in Economic Sciences by the Federal University of Santa Catarina. She has been Board Member of Eletrobras, Eletronorte, since May 2016.

Agnes Maria de Aragão da Costa. Program Director at the Ministry of Mines and Energy, with special emphasis on Energy and Mining Economies. She acts in the formulation of public policy recommendations and in the monitoring of the results of these policies, and has been working for MME for 10 years. He holds a bachelor’s degree in Economics from the Federal University of Rio de Janeiro (UFRJ) and a master’s degree in Energy from the University of São Paulo (USP). Servant of the career of Specialist of Public Policy and Governmental Management. She has been a member of the Fiscal Council of Eletrobras since 2015 and has been President since 2017. He has been an alternate member of Petrobras’ Fiscal Council since 2015. He was a member of the Board of Directors of CEAL and CEPISA.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Eduardo Cesar Pasa, accountant. Master of Science in Accounting from USP—Faculdade de Economia, Administração e Contabilidade (FEA), in 2003; graduated in Accounting from UniCEUB—Brasília, in 1995, with Lato Sensu in Accounting Specialization from FGV—School of Economics (EPGE), in 1997. He is currently Director / Accountant General of Banco do Brasil. He was General Manager / General Accountant of Banco do Brasil between March 2009 and April 2015. He was also the Executive Manager of the Bank’s Accounting Unit between June 2007 and March 2009. He has been a Deliberative Director of PREVI since June 2010, and Fiscal Council member of the following institutions: Febraban, Union of Banks, Fenaban and IBCB, since September 2009; and Vale S.A., since 04.2017. Participated in the Controlling Committee of Vale S.A., from 2014 to 2017. He was the Board Member of CTX Participações from 2008 to 2010. He was a Fiscal Council member of the following institutions: Eletrobras—2015 to 2017; BB Technology and Services—2008 to 2015; Banco Votorantim—2009 to 2015; Employee Assistance Bank of Banco do Brasil S.A.—CASSI—2010 to 2014; Previ—2006 to 2010; BB Turismo—2002 to 2008 and Cateno—2016 to 2017.

Mauricyo José Andrade Correia, graduated in Law from the Federal University of Pernambuco—UFPE. Lawyer of Ferderal Governament. Joined the public service in September 1996. He held the public positions of Judiciary Technician and Judicial Analyst—Judicial Area of the Regional Electoral Tribunal of Pernambuco. At the Regional Electoral Tribunal of Pernambuco, he served as Advisor to the Presidency, Legal Adviser to the General Directorate, Chief of the Jurisprudence Section of the Jurisprudence and Documentation Coordination of the Judicial Secretariat and provided legal advice to several Judges and Judicial Officers. He joined the Union Advocacy General in August 2007. At the Legal Counsel of the Ministry of Social Development and Fight against Hunger, he worked in the administrative and institutional areas and was appointed to assist in the period from February 2008 to January in 2010. From January 2010 he joined the Ministry of Mines and Energy, where he held the position of Assistant, from November 2010 to September 2011 and was appointed Advisor, from September 2011 to September 2017. In May 2016, he was appointed to carry out the position of Deputy Legal Adviser. In the Legal Consultancy of the Ministry of Mines and Energy he worked in the areas of electric power, oil, natural gas, biofuels, mining and administrative, providing legal advice to the Minister and the Ministry. He is a member of the Board of Directors of Companhia Hidro Elétrica do São Francisco—Chesf (holder) and of the Fiscal Council of Petróleo Brasileiro S.A.—PETROBRAS (alternate). Assistant Secretary of the Secretariat of Geology, Mining and Transformation Mining—SGM / MME.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Adriano Pereira de Paula, economist and public servant—STN Finance and Control Analyst since 1986. It was approved in the first selective process carried out for General Coordinator in the Treasury (April / 2010). He was the head of the General Coordination of Credit Operations, between 2010 and 2016, responsible for the budgetary, financial and accounting management of Official Loan Operations (OOC), aimed at fostering agricultural, agroindustrial and export activities. It managed the economic subsidies for programs to promote productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Union (EFU), and the payments of indemnities and restitutions of the Program of Guarantee of the Agricultural Activity (PROAGRO). In August 2016, he assumed the position of Undersecretary of Fiscal Policy of the National Treasury, now Subsecretariat of Fiscal Management, having at his charge the planning and financial programming of the federal government, the management of federal public funds, liabilities and contingent assets of the Union , the control of public investments, subsidies and subsidies directly responsible to the Treasury. He was a representative of the Ministry of Finance—Fiscal Council—CITEPE (2014/2016) and Minas Gerais State Power Stations—CEMIG, at the Fiscal Council of Light S.A. (2015/2016).

José Franco Medeiros de Morais, economist. He is currently Undersecretary of Public Debt of the National Treasury. He was a Consultant in Public Debt Management, Capital Markets and Fiscal Risks of the World Bank and the IMF between 2008 and 2015. He holds a bachelor’s degree, a master’s degree and a Ph.D. in Economics from the University of Brasília. He was Professor of Economics and Finance at IBMEC-DF, FGVDF, ESAF-DF, Integrated Colleges of the Central Plateau. José Franco was a member of the tax councils of the following companies: Engepron (2006 to 2008), BB BI (2012 to 2014), BB Card Manager (2008 to 2012), BB DTVM (2014 to 2017), TERRACAP (2016 to 2017) and BNDESPar (2017 and 2018).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer